Exhibit A

January 26, 2026

To Whom It May Concern:

	Company Name:	Headwaters Co., Ltd.
	Name and Title of Representative:	Yosuke Shinoda, Representative Director

(Code: 4011, TSE Growth Market)
	Contact:	Kazutaka Harashima, Executive Officer, Administrative Management Department Manager
(TEL: +81-3-6258-0525)

	Company Name:	BBD Initiative Inc.
	Name and Title of Representative:	Yuichi Inaba, Representative Director and President, Group CEO

(Code: 5259, TSE Growth Market)
	Contact:	Yukie Sato, Director, Group CFO
(TEL: +81-3-5405-8120)

Notice Concerning Execution of Merger Agreement Between Headwaters Co., Ltd. and BBD Initiative Inc.

This exchange offer or business combination is made for the securities of a Japanese company. The offer is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors may be residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Headwaters Co., Ltd. (“Headwaters”) and BBD Initiative Inc. (“BBD Initiative”) (Headwaters and BBD Initiative may also hereinafter be collectively referred to as the “Companies”) hereby announce as follows, as Headwaters and BBD Initiative have each resolved, at their respective boards of directors meetings held on January 26, 2026, to enter into a merger agreement (the “Merger Agreement”) pertaining to an absorption-type merger in which Headwaters will be the surviving company and BBD Initiative will be the disappearing company (the “Merger”), with an effective date designated on May 1, 2026 (scheduled), in order to integrate their management based on the spirit of equality (the “Business Integration”), and have entered into the Merger Agreement.

The Merger is subject to the approval of the shareholders meetings of the Companies.

In addition, prior to the effective date of the Merger (May 1, 2026 (scheduled)), the common shares of BBD Initiative are scheduled to be delisted from Tokyo Stock Exchange, Inc. (the “TSE”) on April 28, 2026 (with the final trading day being April 27, 2026).

1.	Purpose of Business Integration

(1)	Background of Business Integration

Headwaters has supported corporate digital transformation by developing AI-powered solutions. In particular, Headwaters’ core competencies are rooted in advanced technological capabilities cultivated across a wide range of areas, including the development of AI engines, the construction of cloud platforms, and the implementation of systems aimed at enhancing operational efficiency. In recent years, while the AI/DX market has grown significantly due to the rapid advancement of cutting-edge technologies such as generative AI and the expansion of the market, the competitive environment has become increasingly sophisticated. In order to respond to these changes and achieve sustainable growth, Headwaters recognizes the importance of consolidating management resources and maximizing the strengths of the Companies toward further advancement.

On the other hand, BBD Initiative listed its shares on the TSE Mothers market in December 2017. Since its establishment in April 2023 as a pure holding company, i.e., the wholly owning parent company of Knowledge Suite Co., Ltd., through a sole share transfer, BBD Initiative has adopted the management philosophy of “Creating ‘Thank You’ from X-Tech (Cross-Tech),” and has supported the automation and autonomization of business operations, with a focus on the automation of sales activities, through SaaS and AI in order to supplement corporate labor shortages by means of digital transformation (DX). Currently, the BBD Initiative Group consists of BBD Initiative and five (5) consolidated subsidiary companies, and is composed of two (2) business segments: i.e., the “Digital Transformation (DX) Business” and the “Business Process Outsourcing (BPO) Business.” In addition, as specified in the “Notice on Capital and Business Alliance with Headwaters Co., Ltd., and Changes to Largest Shareholder (Major Shareholder) and Other Related Companies” dated August 14, 2025, released by BBD Initiative, the commencement of the capital and business alliance with Headwaters in August 2025 led BBD Initiative to firmly believe in the significant potential of AI and to decide to substantially shift its business focus from “DX,” under which it has supported mid-sized and small-to-medium enterprises, to “AX (AI Transformation).” Concurrently, BBD Initiative has initiated the transformation of its traditional SaaS-centered business model to providing “AI as a Service.” BBD Initiative has reaffirmed its firm belief that Headwaters is an indispensable partner for accelerating the pace of transformation and creating high added value in the process of considering and promoting this business shift. BBD Initiative has also come to firmly believe that, by combining the respective knowledge and strengths of the Companies, they will be able to develop AI products and services that generate greater synergies and establish a structure that allows them to promote their businesses in a complementary manner. Based on such firm beliefs, the Companies have determined that a deeper cooperative system becomes necessary to enable the further acceleration of the business shift, and, in order to accelerate not only the business shift but also efforts toward new business initiatives, the Companies have engaged in multiple rounds of consultations and decided to proceed with the Business Integration. The strategic significance of the Business Integration is to combine Headwaters’ advanced technological capabilities cultivated in the AI domain with the Companies’ market development capabilities to thereby establish a leading position in the domestic and global AI/DX markets. The Companies possess a high level of expertise across different fields, and by combining these strengths, the Companies believe that it will be possible to provide the market with high value-added services that could not have been achieved by either company alone, thereby further accelerating the digital transformation of client companies.

Furthermore, the synergy effects expected from the Business Integration include the creation of new services through the integration of AI implementation know-how and operational efficiency solutions, the promotion of cross-selling and up-selling by leveraging customer networks, and the creation of next-generation products by strengthening research and development capabilities. The Companies firmly believe that the collaboration of their AI engineering personnel will enable the acceleration of the development of innovative services, such as generative AI and advanced predictive analytics solutions.

In carrying out the Business Integration, the Companies determined, after holding multiple rounds of consultations, that they would be able to create the maximum possible synergies by fully integrating the Companies’ management resources and unifying their technological capabilities, human resources and business foundations, and the Companies therefore selected an absorption-type merger as the scheme. Looking ahead to the promotion of business after the Business Integration, the Companies believe that securing cash on hand will broaden the scope for selecting a more flexible and diverse range of strategic options, and will enable the Companies to reliably capture future growth opportunities. In addition, achieving centralized management would be difficult and certain constraints may arise in realizing the effects of the Business Integration under a structure in which BBD Initiative’s legal personality were to remain in existence, such as a share exchange. Given the foregoing, the Companies believe that implementing integrated operations through an absorption-type merger is the optimal approach. The Companies believe that this approach will expand opportunities for shareholders to directly benefit from the growth and synergies after the Business Integration and that enhancing the Companies’ corporate appeal will also contribute to building a relationship in which shareholders will support the Companies in the long term.

As previously announced by Headwaters in its August 14, 2025 notice titled “Notice Concerning Acquisition of Shares in BBD Initiative Inc. (Conversion into an Equity Method Affiliate) and Execution of Capital and Business Alliance Agreement,” the Companies executed a Capital and Business Alliance Agreement in August 2025. Subsequently, the Companies commenced initiatives relating to the utilization of generative AI in specific SaaS products and have steadily promoted collaboration at the practical working level. Through these initiatives, the Companies have come to strongly recognize the compatibility of their businesses and the potential for collaboration, and after engaging in repeated good-faith discussions, the Companies have entered into the Merger Agreement in order to implement the Business Integration.

The Business Integration will unify the Companies as one team to achieve sustainable growth that makes “1+1 into 3 or even 4,” and thereby deliver greater value than ever before to all stakeholders, including the Companies’ shareholders, employees, and business partners. The Companies firmly believe that the Business Integration will serve as an opportunity for significant advancement for the Companies, and are committed to working together to create a new future.

(2)	Purpose of Business Integration

As detailed below, the Companies will proceed with the Business Integration to realize the benefits of integration, focusing on: (a) “creating new value through the integration of technology and products”; (b) “expanding the business through the integration of human resources”; and (c) “strengthening the financial foundation.”

a.	Creating New Value through the Integration of Technology and Products

The Companies aim to develop next-generation services incorporating AI functionality by integrating Headwaters’ advanced expertise in AI implementation, which it has cultivated over time, with the portfolio of SaaS products offered by BBD Initiative. This will not only enhance the added value of existing products, but also establish a framework to bring new solutions to the market that support customers’ operational efficiency and the promotion of digital transformation, thereby strengthening the Companies’ competitive advantage.

b.	Expanding the Business through the Integration of Human Resources

The Companies aim to enhance their competitiveness in recruitment and to strengthen their AI personnel development system by integrating their engineering resources. This will enable the Companies to achieve both development speed and quality, and put in place a structure that is capable of handling a greater volume of projects. In addition, the Companies aim to create cross-selling and up-selling opportunities and to gain access to a broader range of markets.

c.	Strengthening the Financial Foundation

The Business Integration is expected to expand the Companies’ scale and enhance their creditworthiness. This will enable the Companies to further strengthen their financial foundation and establish a system capable of flexibly responding to large-scale industry restructuring and new investments. A robust financial foundation will support proactive investments in research and development and strategic initiatives such as M&A, and the Companies aim for this to serve as an important foundation to enable sustainable growth for the Companies over the medium to long term.

2.	Outline of Business Integration

(1)	Schedule of Business Integration

Day of resolution by the board of directors (the Companies)	January 26, 2026

Day of execution of the Merger Agreement (the Companies)	January 26, 2026

Day of resolution of the annual shareholders meeting (Headwaters)	March 27, 2026 (scheduled)

Day of public notice of the record date for the extraordinary shareholders meeting (BBD Initiative)	January 26, 2026 (scheduled)

Record date for the extraordinary shareholders meeting (BBD Initiative)	February 10, 2026 (scheduled)

Day of resolution by the extraordinary shareholders meeting (BBD Initiative)	March 27, 2026 (scheduled)

Final trading day (BBD Initiative)	April 27, 2026 (scheduled)

Day of delisting (BBD Initiative)	April 28, 2026 (scheduled)

Effective date of the Merger	May 1, 2026 (scheduled)

(2)	Method of Business Integration

The Business Integration will be implemented through an absorption-type merger, with Headwaters as the surviving company and BBD Initiative as the disappearing company.

(3)	Contents of Allotment Pertaining to Merger

	Headwaters (Company surviving absorption- type merger)	BBD Initiative (Company disappearing in absorption-type merger)
Allotment Ratio Pertaining to the Merger	1	0.50

(Note 1)	Allotment Ratio Pertaining to the Merger (the “Merger Ratio”)

0.50 shares of Headwaters shall be allotted and delivered for each share of BBD Initiative; provided, however, that no shares will be allotted or delivered in the Merger in respect of the 1,599,100 shares of BBD Initiative held by Headwaters (as of September 30, 2025) or the 296 treasury shares held by BBD Initiative (as of September 30, 2025).

(Note 2)	Number of Shares of Headwaters to be Delivered in the Merger (scheduled): Common shares: 2,260,412 shares

The number of shares to be delivered may be modified if there is any change in the number of treasury shares of BBD Initiative due to shareholders of BBD Initiative exercising their right to request the purchase of shares up to immediately before the effective time of the Merger.

Furthermore, Headwaters assumes that it will cover the entire number of shares to be delivered in the Merger by issuing new common shares.

(Note 3)	Handling of Shares Less Than One Unit

The shareholders of BBD Initiative who will hold shares of Headwaters constituting less than one unit (100 shares) (“Shares Less Than One Unit”) may use the following system available in relation to shares in Headwaters, and it is also possible to purchase and sell Shares Less Than One Unit that are available at certain securities firms. However, it is not possible to sell any Shares Less Than One Unit on a financial instruments exchange market.

•	System for purchase of Shares Less Than One Unit (sale of shares constituting less than one unit (100 shares))

The system under which shareholders holding Shares Less Than One Unit of Headwaters may demand that Headwaters purchase such Shares Less Than One Unit that they hold pursuant to Article 192, Paragraph (1) of the Companies Act.

(Note 4)	Treatment of Fractional Shares

If shareholders of BBD Initiative receive an allotment that results in fractional shares of Headwaters of less than one (1) share in connection with the Merger, an amount corresponding to such fractional shares shall be paid in cash to such shareholders in accordance with Article 234 of the Companies Act and other applicable laws and regulations.

(4)	Handling of Share Options and Corporate Bond Certificates with Share Options in Connection with Merger

BBD Initiative has not issued any share options or corporate bond certificates with share options.

3.	Grounds for Valuation of the Contents of the Allotment Pertaining to Merger

(1)	Grounds and Reasons for the Contents of Allotment

To ensure the fairness and appropriateness of the Merger Ratio to be used in the Merger, the Companies each requested an independent third-party appraiser to calculate the Merger Ratio, and each obtained a valuation report on the Merger Ratio. Headwaters appointed Plutus Consulting Co., Ltd. (“Plutus Consulting”) as its third-party appraiser, and BBD Initiative appointed Akasaka International Accounting Co., Ltd. (“Akasaka International Accounting”) as its third-party appraiser.

With respect to Headwaters, Headwaters determined that the Merger Ratio is appropriate, based on, among other things, legal advice from TMI Associates, as its legal advisor, as well as the results of legal due diligence on BBD Initiative conducted by TMI Associates and the results of financial and tax due diligence conducted by Univis Consulting Co., Ltd., and as a result of holding multiple rounds of careful consultations with BBD Initiative taking into account the ranges of the valuation results determined by its third-party appraiser, Plutus Consulting, using the market price method, comparable listed company method and the discounted cash flow method (the “DCF method”).

With respect to BBD Initiative, as specified in “(4) Measures to Ensure Fairness (Including Measures to Avoid Conflicts of Interest)” below, BBD Initiative carefully considered various conditions of the Merger while holding multiple rounds of consultations with Headwaters, taking into account, among other things, the results of the financial and tax due diligence on Headwaters obtained from Akasaka International Accounting, the valuation report on the Merger Ratio, financial advice from AGS FAS Co., Ltd. (“AGS FAS”), as BBD Initiative’s financial advisor, from a financial perspective, legal advice from Anderson Mori & Tomotsune Law Office (“Anderson Mori & Tomotsune”), as BBD Initiative’s legal advisor, and the results of legal due diligence on Headwaters, and while giving the maximum possible respect to the contents of the written response submitted by the special committee established by BBD Initiative (the “Special Committee”).

As a result, BBD Initiative determined that the Merger Ratio is appropriate and does not impair the interests of BBD Initiative’s general shareholders, because, as specified in “b. Outline of Valuation” of “(2) Matters Concerning Valuation” below, among the valuation results determined by BBD Initiative’s third-party appraiser, Akasaka International Accounting, the Merger Ratio is at the upper end of the valuation range under the average market price method, and it also falls within the valuation ranges under the comparable listed company method and the DCF method.

As specified above, the Companies each comprehensively considered factors including the respective financial conditions, asset status, future outlook, and other factors, with reference to the valuation results provided by their respective third-party appraisers and advice from their respective legal advisors, and based on the results of due diligence conducted by each Company on the other party, etc., and the Companies engaged in multiple rounds of careful negotiations and consultations concerning the Merger Ratio (and, with respect to BBD Initiative, also took into account the contents of the written response submitted by the Special Committee). As a result, the Companies ultimately determined that the Merger Ratio is appropriate, and agreed thereto.

The Merger Ratio may be changed upon consultation between the Companies if any material change arises in the conditions forming the basis of the valuation.

(2)	Matters Concerning Valuation

a.	Names of Appraisers and Their Relationship with the Listed Company and the Counterparty

Plutus Consulting, as Headwaters’ third-party appraiser, does not fall under a “related party” of the Companies and does not have any material interest in the Companies. The fees to be paid to Plutus Consulting pertaining to the Merger are fixed fees to be paid irrespective of whether the Merger is successful or unsuccessful.

In addition, Akasaka International Accounting, as BBD Initiative’s third-party appraiser, does not fall under a “related party” of the Companies and does not have any material interest in the Companies. The fees to be paid to Akasaka International Accounting pertaining to the Merger are fixed fees to be paid irrespective of whether the Merger is successful or unsuccessful.

b.	Outline of Valuation

(i)	Valuation by Plutus Consulting

Plutus Consulting conducted the valuation by employing the market price method, as market prices of the Companies’ shares are available. In addition, Plutus Consulting employed the comparable listed company method, as there are several comparable listed companies and it is possible to infer the share value through comparison with such comparable listed companies. Furthermore, Plutus Consulting employed the DCF method, which is a valuation method that calculates the share value by discounting to present value the free cash flows expected to be generated in the future using a certain discount rate based on the future earnings of the Companies, in order to reflect the status of the Companies’ future business activities in the valuation.

The following shows the valuation results for the Merger Ratio under each method when the value per share of Headwaters is one (1).

Methods Employed		Valuation Range of the Merger
Headwaters	BBD Initiative	Ratio

Market Price Method	Market Price Method	0.45 ~ 0.50

Comparable Listed Company Method	Comparable Listed Company Method	0.23 ~ 1.03

DCF Method	DCF Method	0.35 ~ 0.64

Under the market price method, Plutus Consulting conducted the valuation by setting the valuation reference date as January 23, 2026, which is the business day immediately preceding the date of execution of the Merger Agreement, and using the closing prices of the common shares of the Companies on the TSE as of the valuation reference date and the simple average of the closing prices for the one-month, three-month and six-month periods ending on the valuation reference date (Headwaters: valuation reference date: 3,500 yen; one-month period: 3,105 yen; three-month period: 3,062 yen; six-month period: 3,433 yen; and BBD Initiative: valuation reference date: 1,591 yen; one-month period: 1,500 yen; three-month period: 1,531 yen; and six-month period: 1,571 yen).

Under the comparable listed company method, the valuation was conducted by comparing market share prices of listed companies engaged in business relatively similar to that of the Companies and their financial indicators representing profitability and other factors.

Under the DCF method, Plutus Consulting evaluated Headwaters’ corporate value by discounting future cash flows based on the financial forecasts prepared by Headwaters to present value using a certain discount rate. The financial forecasts that constituted the assumptions for such valuation include fiscal years during which a substantial increase in profits and a substantial increase in free cash flows are anticipated. Specifically, for the fiscal years ending December 2026, December 2027 and December 2028, operating profit is expected to substantially increase (i.e., increases of 57%, 165%, and 116% from each of the previous years), due to: (i) an increase in net sales mainly as a result of higher project unit prices for AI integration services and digital transformation (DX) services achieved through hands-on development support led by business engineers well-versed in cutting-edge technologies; and (ii) efficiency improvements in the development process through the use of generative AI and AI-driven development. In addition, for the fiscal years ending December 2027 and December 2028, free cash flow is expected to substantially increase due to an increase in operating profit (i.e., increases of 177% and 131% from each of the previous years). In addition, it is difficult as of the date hereof to specifically estimate the synergies expected to be realized by the Merger, and therefore, such financial forecasts were prepared on the basis of Headwaters’ standalone plan that does not incorporate such synergies. On the other hand, Plutus Consulting evaluated BBD Initiative’s corporate value by discounting future cash flows based on the financial forecasts for the fiscal years ending September 2026 through September 2030 prepared by BBD Initiative to present value using a certain discount rate. The financial forecasts for the fiscal years ending September 2026 through September 2030 that served as the assumptions for such valuation include fiscal years during which a substantial increase in profits is anticipated. Specifically, for the fiscal years ending September 2028, September 2029 and September 2030, operating profit is expected to substantially increase (i.e., increases of 93%, 90%, and 38% from each of the previous years), due to an increase in the number of high value-added and high-performance AI product development projects and an increase in unit prices accompanying the business transformation from a conventional SaaS-centered business model to “AI as a Service”. In addition, for the fiscal years ending September 2027, September 2028, September 2029 and September 2030, free cash flow is expected to substantially increase due to an increase in operating profit (i.e., increases of 49%, 77%, 73%, and 41% from each of the previous years). In addition, it is difficult as of the date hereof to specifically estimate the synergies expected to be realized by the Merger, and therefore, such financial forecasts were prepared on the basis of BBD Initiative’s standalone plan that does not incorporate such synergies.

In calculating the Merger Ratio, Plutus Consulting basically used the materials and information provided by Headwaters and BBD Initiative and information available to the general public as is, and relied on the assumptions that all such materials and information were accurate and complete and that there were no undisclosed facts that could have a material impact on the calculation of the Merger Ratio that had not been disclosed to Plutus Consulting. Plutus Consulting did not conduct its own verification on the accuracy or completeness of such materials and information, nor is it obligated to do so.

Plutus Consulting did not conduct its own valuation, appraisal or assessment on any of the assets or liabilities of Headwaters and BBD Initiative and their respective associated companies (including, without limitation, financial derivative products, off-balance sheet assets and liabilities, and other contingent liabilities), including any analysis and valuation of individual assets and liabilities, nor did it request a third party to conduct any valuation, appraisal or assessment. Plutus Consulting assumes that the financial forecast information provided by Headwaters and BBD Initiative has been reasonably prepared based on the best possible forecasts and judgments available to their respective management teams as of the date hereof. Plutus Consulting relies on this information without conducting its own verification, upon obtaining Headwaters’ consent thereto. Plutus Consulting’s valuations are based on financial, economic, market, and other conditions as of January 23, 2026 for the market price method, and as of January 16, 2026 for all other methods.

(ii)	Valuation by Akasaka International Accounting

On the other hand, Akasaka International Accounting conducted the valuation by employing the average market price method, as market prices of the Companies’ shares are available. In addition, Akasaka International Accounting employed the comparable listed company method, as there are multiple comparable listed companies for each of the Companies and it is possible to infer the share value by comparison with such comparable companies. Furthermore, Akasaka International Accounting employed the DCF method, which is a valuation method that calculates the share value by discounting the free cash flows expected to be generated in the future to present value by using a certain discount rate based on the future earnings of the Companies, in order to reflect the Companies’ future business plans in such valuation.

The following shows the valuation results for the Merger Ratio under each method when the value per share of Headwaters is one (1).

Methods Employed		Valuation Range of the Merger
Headwaters	BBD Initiative	Ratio

Average Market Price Method	Average Market Price Method	0.45 ~ 0.50

Comparable Listed Company Method	Comparable Listed Company Method	0.18 ~ 1.42

DCF Method	DCF Method	0.37 -~ 0.90

Under the average market price method, Akasaka International Accounting conducted the valuation by setting the valuation reference date as January 23, 2026, which is the business day immediately preceding the date of execution of the Merger Agreement, and using the closing prices of the common shares of the Companies on the TSE as of the valuation reference date and the simple average of the closing prices for the one-month, three-month and six-month periods ending on the valuation reference date (Headwaters: valuation reference date: 3,500 yen; one-month period: 3,105 yen; three-month period: 3,062 yen; six-month period: 3,433 yen; and BBD Initiative: valuation reference date: 1,591 yen; one-month period: 1,500 yen; three-month period: 1,531 yen; and six-month period: 1,571 yen).

Under the comparable listed company method, the valuation was conducted by comparing market share prices of listed companies engaged in business relatively similar to that of the Companies and their financial indicators representing profitability and other factors.

Under the DCF method, Akasaka International Accounting evaluated Headwaters’ corporate value by discounting the future cash flows based on Headwaters’ financial forecasts for the fiscal years ending December 2026 through December 2028 prepared by Headwaters to present value using a certain discount rate. The financial forecasts underlying such valuation anticipate a substantial increase in profits. Specifically, operating profit is expected to increase by 57% from the previous year for the fiscal year ending December 2026, by 165% from the previous year for the fiscal year ending December 2027, and by 116% from the previous year for the fiscal year ending December 2028, due to an increase in net sales mainly as a result of higher project unit prices for AI integration services and DX services achieved through hands-on development support led by business engineers well-versed in cutting-edge technologies, and efficiency improvements in the development process through the use of generative AI and AI-driven development. Free cash flow is expected to increase by 843% from the previous year for the fiscal year ending December 2026, by 191% from the previous year for the fiscal year ending December 2027, and by 127% from the previous year for the fiscal year ending December 2028, due to an increase in operating profit. In addition, it is difficult as of the date hereof to specifically estimate the synergies expected to be realized by the Merger, and therefore, such financial forecasts were prepared on the basis of Headwaters’ standalone plan that does not incorporate such synergies. On the other hand, Akasaka International Accounting evaluated BBD Initiative’s corporate value by discounting the future cash flows based on BBD Initiative’s financial forecasts for the fiscal years ending September 2026 through September 2030 prepared by BBD Initiative to present value using a certain discount rate. The financial forecasts underlying such valuation include fiscal years during which a substantial increase in profits is anticipated. Specifically, operating profit is expected to increase by 93% from the previous year for the fiscal year ending September 2028, by 90% from the previous year for the fiscal year ending September 2029, and by 38% from the previous year for the fiscal year ending September 2030, due to an increase in the number of high value-added and high-performance AI product development projects and an increase in unit prices accompanying the business transformation from a conventional SaaS-centered business model to “AI as a Service.” Free cash flow is expected to increase by 94% from the previous year for the fiscal year ending September 2028, by 83.48% from the previous year for the fiscal year ending September 2029, and by 37.7% from the previous year for the fiscal year ending September 2030, due to an increase in operating profit. In addition, it is difficult as of the date hereof to specifically estimate the synergies expected to be realized by the Merger, and therefore, such financial forecasts were prepared on the basis of BBD Initiative’s standalone plan that does not incorporate such synergies.

In calculating the Merger Ratio, Akasaka International Accounting basically used the materials and information provided by Headwaters and BBD Initiative and information available to the general public as is, and relied on the assumptions that all such materials and information were accurate and complete and that there were no undisclosed facts that could have a material impact on the calculation of the Merger Ratio that had not been disclosed to Akasaka International Accounting. Akasaka International Accounting did not conduct its own verification on the accuracy or completeness of such materials and information, nor is it obligated to do so.

Akasaka International Accounting did not conduct its own valuation, appraisal or assessment on any of the assets or liabilities of Headwaters and BBD Initiative and their respective associated companies (including, without limitation, financial derivative products, off-balance sheet assets and liabilities, and other contingent liabilities), including any analysis and valuation of individual assets and liabilities, nor did it request a third party to conduct any valuation, appraisal or assessment. Akasaka International Accounting assumes that the financial forecast information provided by Headwaters and BBD Initiative has been reasonably prepared based on the best possible forecasts and judgments available to their respective management teams as of the date hereof. Akasaka International Accounting has relied on this information without conducting its own verification, upon obtaining BBD Initiative’s consent thereto. Akasaka International Accounting’s valuations are based on financial, economic, market, and other conditions as of January 23, 2026.

(3)	Prospects of and Reasons for Delisting

In association with the Merger, the common shares of BBD Initiative are scheduled to be delisted from the TSE on April 28, 2026, pursuant to the delisting criteria of the TSE. After the delisting, the common shares of BBD Initiative will no longer be tradable on the TSE. However, since the common shares of Headwaters to be allotted to the shareholders of BBD Initiative on the effective date of the Merger are listed on the TSE, although some shareholders may receive only an allotment of shares constituting less than one unit depending on the number of shares they hold, shares constituting one unit or more will remain tradable on the TSE, and thus the Companies believe that the liquidity of the shares can be secured. In addition, even after the effective date of the Merger, the common shares of Headwaters will continue to be listed on the TSE Growth Market, which is Headwaters’ current listing market.

The shareholders of BBD Initiative who will come to hold shares of Headwaters constituting less than one unit as a result of the Merger will not be able to sell the shares constituting less than one unit on the TSE; however, they may demand that Headwaters purchase such shares constituting less than one unit. For details of such handling, please refer to Note 3 under “(3) Contents of Allotment Pertaining to Merger” of “2. Outline of the Business Integration” above. In addition, for details of the treatment of fractional shares in the event that fractional shares of less than one (1) share arise, please refer to Note 4 under “(3) Contents of Allotment Pertaining to Merger” of “2. Outline of the Business Integration” above.

The shareholders of BBD Initiative will be able to trade their common shares of BBD Initiative on the TSE in the same manner as before up to the final trading day, April 27, 2026 (scheduled), and will also be able to exercise their lawful rights as prescribed in the Companies Act and other applicable laws and regulations.

(4)	Measures to Ensure Fairness (Including Measures to Avoid Conflicts of Interest)

The Merger does not constitute a material transaction with controlling shareholders, etc. for the Companies. On the other hand, given that Headwaters is the largest shareholder (major shareholder) and also falls under the category of being an “other associated company,” and holds 1,599,100 shares, equivalent to 26.13% of BBD Initiative’s total number of issued shares (6,120,221 shares), and in light of the Companies’ capital relationship, the Companies have implemented the following measures to ensure fairness (including measures to avoid conflicts of interest) in order to exercise caution in the Companies’ decision-making, and from the perspective of ensuring the fairness of the Merger and avoiding any doubt as to conflicts of interest.

a.	Obtaining valuation reports on the Merger Ratio from independent third-party appraisers for the Companies

From the perspective of ensuring the fairness of the Merger Ratio in the Merger, as specified in “(1) Grounds and Reasons for the Contents of Allotment” above, the Companies each requested a third-party appraiser independent from the Companies to calculate the Merger Ratio, and, with reference to such valuation results, the Companies engaged in good-faith negotiations and consultations, and each resolved at the respective board of directors meetings of the Companies held on January 26, 2026, to conduct the Merger at the Merger Ratio.

The Companies have not obtained any fairness opinion concerning the fairness of the Merger Ratio from their respective third-party appraisers.

b.	Receiving advice from an independent law firm for Headwaters

Headwaters has appointed TMI Associates as its legal advisor in connection with the Merger, and has received legal advice concerning the procedures for the Merger, the method and process of decision-making, and other relevant matters. TMI Associates is independent from Headwaters and BBD Initiative, and does not have any material interest therein.

c.	Receiving advice from an independent law firm for BBD Initiative

BBD Initiative has appointed Anderson Mori & Tomotsune as its legal advisor in connection with the Merger, and has received legal advice concerning the procedures for the Merger, the method and process of decision-making, and other relevant matters. Anderson Mori & Tomotsune is independent from Headwaters and BBD Initiative, and does not have any material interest therein.

d.	Receiving Advice from an independent financial advisor for BBD Initiative

BBD Initiative has appointed AGS FAS as its financial advisor in connection with the Merger, and has received advice on the promotion of the Merger transaction from a financial perspective. AGS FAS is independent from Headwaters and BBD Initiative, and does not have any material interest therein.

e.	Establishment of an independent special committee for BBD Initiative and obtaining a written response therefrom

In proceeding with its consideration of the Merger with Headwaters, BBD Initiative established the Special Committee, pursuant to a resolution of the board of directors adopted at its board of directors meeting held on September 19, 2025, which is comprised of BBD Initiative’s three (3) independent officers (Mr. Teruhiro Ikaga, Mr. Nobuo Wada, and Mr. Kengo Miura, all of whom are outside directors serving as audit and supervisory committee members of BBD Initiative), who are independent from BBD Initiative, Headwaters, and the success or failure of the Merger, in order to exercise caution in its decision-making and to eliminate any risk of arbitrariness in, and any potential conflicts of interest in, the decision-making process of the board of directors, and thereby ensure fairness, transparency and objectivity.

BBD Initiative has appointed the foregoing three (3) persons as members of the Special Committee since its establishment, and there has been no change in its members. In addition, Mr. Teruhiro Ikaga has assumed the position of chairperson of the Special Committee by election from among the members of the Special Committee. The compensation of the members of the Special Committee consists of fixed fees only which are to be paid irrespective of whether the Business Integration is successful or unsuccessful, and does not include any contingency fees conditional upon the announcement, decision, implementation, etc. of the Merger.

Based on the above-mentioned resolution of its board of directors, BBD Initiative has submitted the following four (4) items to the Special Committee for consultation (the “Matters for Consultation”), and has commissioned the Special Committee to submit a written response concerning such items to BBD Initiative’s board of directors:

(i)	Whether the purpose of the Merger is found to be reasonable (including whether the Merger contributes to enhancing BBD Initiative’s corporate value);

(ii)	Whether the fairness and appropriateness of the transaction terms pertaining to the Merger (including the Merger Ratio in the Merger) are ensured;

(iii)	Whether the fairness of the procedures pertaining to the Merger is ensured; and

(iv)	Based on (i) through (iii) above, whether the decision and implementation of the Merger are fair to BBD Initiative’s general shareholders.

In addition, at the above-mentioned resolution of its board of directors, BBD Initiative resolved that it will respect the contents of the Special Committee’s written response concerning the Matters for Consultation to the maximum extent possible, and that, if the Special Committee determines that the transaction terms are not appropriate, BBD Initiative will decide not to implement the Merger. In addition, BBD Initiative’s board of directors has granted the Special Committee the following five (5) authorities:

(i)	Authority to designate or approve (including subsequent approval of) experts such as BBD Initiative’s financial advisor and legal advisor (collectively, “Advisors”);

(ii)

Authority to appoint its own Advisors in the case where the Special Committee finds it necessary upon consideration of the Matters for Consultation (provided, however, that, if the Special Committee determines that it may rely on BBD Initiative’s Advisors and seek their professional advice, as BBD Initiative’s Advisors have a high level of expertise and there is no issue with their independence, the Special Committee may seek professional advice from BBD Initiative’s Advisors; and furthermore, reasonable expenses pertaining to the professional advice from the Special Committee’s Advisors shall be borne by BBD Initiative);

(iii)

Authority to acquire information necessary for the consideration and determination concerning the Merger from BBD Initiative’s officers and employees, and other persons whom the Special Committee deems necessary;

(iv)

Authority to be substantially involved in the process of negotiations concerning the transaction terms pertaining to the Merger by conducting advance confirmation of the negotiation policy concerning the transaction terms pertaining to the Merger, receiving timely reports on the status thereof, stating opinions at important stages, and issuing instructions or requests, etc., as well as the authority to directly conduct negotiations on its own, as necessary; and

(v)	Authority concerning other matters that the Special Committee deems necessary in examining and determining the Merger.

At the first meeting of the Special Committee held on October 2, 2025, the Special Committee confirmed that there was no issue with the independence and qualification of Akasaka International Accounting, which is a third-party appraiser, AGS FAS, which is a financial advisor, and Anderson Mori & Tomotsune, which is a legal advisor, each appointed by BBD Initiative, and approved their appointment.

The Special Committee held a total of ten (10) meetings during the period from October 2, 2025 through January 26, 2026 (i.e., the date of submission of the written response). In addition to such meetings, the Special Committee exchanged opinions among its members and with the third-party appraisers and Advisors, conducted information gathering such as collecting information concerning the contents of the discussions and negotiations pertaining to the Merger between the Companies, and gave consideration to the Matters for Consultation. The Special Committee received advice, as necessary, concerning the role of the Special Committee, the matters to be considered at the Special Committee meetings, and the operation of the Special Committee from Anderson Mori & Tomotsune, which is BBD Initiative’s legal advisor, received explanations of the results of the legal due diligence on Headwaters conducted by Anderson Mori & Tomotsune, received explanations regarding the financial and tax due diligence on Headwaters conducted by Akasaka International Accounting, which is a third-party appraiser, and also received advice from AGS FAS, as BBD Initiative’s financial advisor, concerning the promotion of the Merger transaction from a financial perspective, and proceeded with its considerations on the Matters for Consultation while taking all of these circumstances into account.

In addition, upon such consideration, the Special Committee received explanations from BBD Initiative concerning BBD Initiative’s business contents, business environment, and major management issues, the advantages and disadvantages expected for BBD Initiative’s business as a result of the Business Integration, and the contents and procedures to formulate BBD Initiative’s business plan that serves as the premise of the Merger Ratio, and held Q&A sessions. The Special Committee also received explanations from Headwaters concerning, among other matters, Headwaters’ business contents, business environment, the process of consideration that led Headwaters to propose the Business Integration, the measures expected to be implemented after the Business Integration, the synergies and other impacts expected from the Business Integration, the policy for the management structure after the Business Integration, and the contents and procedures to formulate Headwaters’ business plan that serves as the premise of the Merger Ratio, and held Q&A sessions.

The Special Committee also received explanations concerning the methods and results of the valuation of the Merger Ratio in the Merger from Akasaka International Accounting, which is BBD Initiative’s third-party appraiser, held Q&A sessions, and gave consideration to the reasonableness thereof.

In addition, the Special Committee received reports in a timely manner concerning the background and contents of the discussions and negotiations pertaining to the Merger between BBD Initiative and Headwaters, and thereafter substantially involved itself in the negotiation process with Headwaters by engaging in multiple rounds of consultations on the policy for negotiations, expressing its opinions to BBD Initiative, and the like.

Following the foregoing process, the Special Committee engaged in multiple rounds of careful discussions and considerations concerning the Matters for Consultation, and, as a result, the Special Committee submitted a written response to BBD Initiative’s board of directors dated January 26, 2026, which states that: (i) the purpose of the Merger is found to be reasonable because, among other things, the Merger is expected to generate synergies such as: (a) creation of new value through the integration of technologies and products; (b) business expansion through the integration of human resources; and (c) strengthening of the financial base, it would be difficult to realize these synergies to the same extent through the existing capital and business alliance, and it is not recognized that any adverse effects would result from the Merger that would clearly outweigh these synergies; (ii) the fairness and appropriateness of the transaction terms pertaining to the Merger, including the Merger Ratio, have been ensured, because the selection of the scheme is found to be reasonable given that, among other things, the Merger Ratio is at the upper end of the valuation range under the average market price method, and it also falls within the valuation ranges under the comparable listed company method and the DCF method, and the above synergies cannot be maximized under schemes such as a tender offer or a share exchange; (iii) appropriate measures to ensure fairness have been implemented in the Merger, including the establishment of the Special Committee at BBD Initiative, the obtaining of valuation reports on the Merger Ratio from a third-party appraiser, and the obtaining of advice from the financial advisor and the legal advisor, and it can be evaluated that a situation comparable to an arm’s-length transaction has been secured in the process of forming the transaction terms, and the fairness of the negotiation process and the procedures leading to decision-making pertaining to the Merger have been ensured; and (iv) based on (i) through (iii) above, after careful consideration, the decision and implementation of the Merger are found to be fair to BBD Initiative’s general shareholders. In such written response, BBD Initiative’s Special Committee expressed its opinion that, although it is anticipated that a certain number of BBD Initiative’s shareholders would become shareholders of Shares Less Than One Unit after the Merger given the Merger Ratio scheduled to be applied in the Merger, if we take the following factors into comprehensive account, the Merger Ratio cannot be deemed unfair immediately due to such restrictions arising: (i) the Merger Ratio itself can be evaluated as reasonable in light of the valuation results for the Merger Ratio determined by Akasaka International Accounting, as BBD Initiative’s third-party appraiser; (ii) such shareholders may demand that Headwaters purchase their Shares Less Than One Unit in accordance with the provisions of the Companies Act, thereby making it possible to ensure liquidity; (iii) such shareholders may enjoy economic benefits due to the enhancement of corporate value through the Merger, such as through dividends of surplus; and (iv) the fairness of the negotiation process and the procedures leading to decision-making pertaining to the Merger are recognized.

f.	Approval by all directors of Headwaters, excluding directors having interests in the Merger

At the board of directors meeting of Headwaters held on January 26, 2026, upon deliberation by six (6) directors and three (3) directors who are audit and supervisory committee members (three (3) of whom are outside directors), none of whom has any interest in the Merger, the execution of the Merger Agreement was approved and adopted unanimously thereby.

g.	Approval by all directors of BBD Initiative, excluding directors with conflicts of interest

At the board of directors meeting of BBD Initiative held on January 26, 2026, upon deliberation by three (3) directors and three (3) directors who are audit and supervisory committee members (three (3) of whom are outside directors), none of whom has any interest in the Merger, the execution of the Merger Agreement was approved and adopted unanimously thereby.

4.	Outline of the Companies

		Company Surviving Absorption-Type Merger	Company Disappearing in Absorption-Type Merger

(1)	Company Name	Headwaters Co., Ltd.	BBD Initiative Inc.

(2)	Location	6-5-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo	2-5-1, Atago, Minato-ku, Tokyo

(3)	Name and Title of Representative	Yosuke Shinoda, Representative Director	Yuichi Inaba, Representative Director and President, Group CEO

(4)	Business Contents	AI Solutions Business	Digital Transformation Business, BPO Business

(5)	Stated Capital	389,887 thousand yen	1,176,526 thousand yen

(6)	Date of Incorporation	November 2005	April 2023

(7)	Number of Issued Shares	3,844,144 shares	6,120,221 shares

(8)	Fiscal Year-End	December 31	September 30

(9)	Number of Employees	(Consolidated) 391 employees	(Consolidated) 215 employees

(10)	Major Business Partners	Not applicable	Not applicable

(11)	Major Financing Banks	Mizuho Bank, Ltd.; and MUFG Bank, Ltd.	MUFG Bank, Ltd.; and Sumitomo Mitsui Banking Corporation

(12)	Major Shareholders and Shareholding Ratio

Yosuke Shinoda: 46.42%

Ryozai Mizutani: 3.12%

Rakuten Securities, Inc.: 2.93%

Masato Hikita: 1.31%

Tetsuyasu Yamazaki: 1.01%

BC Holdings Co., Ltd.: 0.85%

Hidenobu Kon: 0.84%

Nomura Securities Co., Ltd.: 0.83%

ROBOT PAYMENT INC.: 0.83%

Shoji Hatakeyama: 0.70%

Headwaters Co., Ltd.: 26.13%

Yuichi Inaba: 22.48%

Infinity Asset Management KK: 4.91%

Takashi Yanagisawa: 3.50%

Koki Iioka: 2.98%

Tatsuya Inuma: 2.11%

WOW WORLD Inc.: 1.68%

Kimiko Inaba: 1.14%

Yukio Yoneda: 0.50%

Akiteru Miyaji: 0.33%

(13)	Relationship Between the Companies

	Capital Relationship	Headwaters owns 1,599,100 shares of BBD Initiative, representing 26.13% of the total number of issued shares of BBD Initiative (6,120,221 shares), and accordingly constitutes BBD Initiative’s largest shareholder (a major shareholder) and also falls under the category of being an “other associated company.”

	Personnel Relationship	Not applicable

	Business Relationship	Headwaters and BBD Initiative entered into a Capital and Business Alliance Agreement dated August 14, 2025, and have commenced initiatives relating to “X-Tech AI Enhancement.”

	Applicability as Related Party	BBD Initiative is an affiliate of Headwaters and constitutes a related party.

(14)	Operating Results and Financial Position for the Last Three Years (Unit: million yen, unless otherwise indicated)

Fiscal Year-End	Headwaters (Consolidated)			BBD Initiative (Consolidated)
	Fiscal Year Ending December 2022	Fiscal Year Ending December 2023	Fiscal Year Ending December 2024	Fiscal Year Ending September 2023	Fiscal Year Ending September 2024	Fiscal Year Ending September 2025
Net Assets	875,442	961,659	1,272,595	1,091,309	1,280,360	1,758,216
Total Assets	1,169,242	1,294,238	1,800,388	3,746,996	4,133,240	3,989,128
Net Assets Per Share (yen)	233.78	254.73	333.73	206.84	242.26	287.29
Net Sales	1,574,596	2,315,088	2,905,981	3,570,969	4,127,625	4,399,466
Operating Profit (Loss)	110,019	94,861	307,954	22,577	285,497	(351,803)
Ordinary Profit	106,916	98,300	362,432
Net Profit (Loss) Attributable to Owners of Parent	75,143	70,683	272,787	29,999	164,727	(377,478)
Net Income (Loss) Per Share (yen)	20.07	18.85	72.01	5.75	31.22	(63.60)
Dividend Per Share (yen)	—	—	—	—	7.00	—

(Unit: Thousand yen, unless otherwise stated.)

(Note 1)

Headwaters implemented a stock split at a ratio of two (2) shares per one (1) common share effective July 1, 2023, and another stock split at a ratio of two (2) shares per one (1) common share effective January 1, 2025. Net assets per share and net income per share have been calculated on the assumption that such stock splits were implemented at the beginning of the fiscal year ending December 2022.

(Note 2)

The consolidated financial statements of BBD Initiative for the fiscal year ending September 2023 have been prepared by succeeding the consolidated financial statements of Knowledge Suite Co., Ltd., which became a wholly-owned subsidiary of BBD Initiative through a sole share transfer.

(Note 3)

BBD Initiative has adopted the International Financial Reporting Standards (“IFRS”), the figures presented as “net assets” represent the figures for “equity attributable to owners of parent”; the figures presented as “net assets per share” represent the figures for “equity attributable to owners of parent per share”; the figures presented as “net sales” represent the figures for “revenue”; the figures presented as “net income attributable to shareholders of the parent” represent the figures for “profit attributable to owners of parent”; and the figures presented as “net income per share” represent the figures for “basic earnings per share.” As there is no item corresponding to “ordinary profit,” the figures for such item are omitted.

(Note 4)

BBD Initiative has applied International Accounting Standard 12 “Income Taxes” (revised in May 2021) from the first quarter of the fiscal year ending September 2024. Accordingly, with respect to the fiscal year ending September 2023, the indicators, etc. reflect the figures after their retrospective applications.

5.	Circumstances After Business Integration

Company Surviving Absorption-type Merger

(1)	Name	Headwaters Co., Ltd.

(2)	Location	6-5-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo

(3)	Name and Title of Representative	Yosuke Shinoda, Representative Director

(4)	Business Contents	AI solutions business, digital transformation business, BPO business

(5)	Stated Capital	Not yet determined as of the date hereof.

(6)	Fiscal Year-End	December 31

(7)	Net Assets	Not yet determined as of the date hereof.

(8)	Total Assets	Not yet determined as of the date hereof.

6.	Outline of Accounting Methods

The “Accounting Standards for Business Combinations” (ASBJ Statement No. 21) and the “Guidance on Accounting Standards for Business Combinations and Accounting Standards for Business Divestitures” (ASBJ Guidance No. 10) will be applied to the accounting for the Merger, and the purchase method of accounting will be used wherein Headwaters is designated as the acquiring company. The amount of goodwill arising from the Merger has not yet been determined as of the date hereof; an announcement will be made once such amount is determined.

7.	Future Outlook

The outlook for business performance after the Business Integration will be announced once it becomes available.

8.	BBD Initiative’s Shareholder Benefit Program

For details regarding the abolition of BBD Initiative’s shareholder benefit program, please refer to “Notice Concerning Abolition of the Shareholder Benefit Program” released by BBD Initiative on January 26, 2026.

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